SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PF

For February 26, 2002

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

Registrant's telephone, including area code: **(403) 225-7000**

Former name or former address, if changed since last report: **Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

____

Ian Hornby-Smith
Vice President, Controller

EXHIBIT LIST

1. Management Discussion and Analyses
2. Consolidated Financial Statements
3. Notes

management's discussion and analysis

The following management's discussion and analysis is in U.S. dollars except where otherwise stated and should be read in conjunction with the consolidated financial statements and related notes on pages 46-75. The Summary of Year-Over-Year Changes in Net Earnings Table on page 22; the Selected Quarterly Information – Seasonality of Earnings and Cashflow Table on page 23; and the Sensitivity Table on page 25 form part of the management's discussion and analysis.

Our activities are divided geographically, and by function, into five segments. The four operating segments are: North America Wholesale, North America Retail, South America Wholesale and South America Retail. The fifth segment, Other, includes our corporate functions and inter-segment eliminations.

2001 IN REVIEW

The year 2001 was a disappointment financially for Agrium and the North American fertilizer industry. We were comfortable with the investment analysts' consensus early in 2001 of net earnings for the year of $1.21 per common share and we were on our way to achieving those results after a good first quarter, but ultimately we experienced our worst year since going public in 1993. Before considering the impact of losses due to the devaluation of the Argentine peso and the forced conversion of U.S. dollar receivables into pesos, (Argentine Charges), net earnings for 2001 were $4-million, down from $82-million ($0.65 per common share) and $62-million ($0.47 per common share) in 2000 and 1999 respectively. The Argentine Charges, resulted in additional losses of $49-million and a consolidated **net loss** of $45-million ($0.49 per common share).

Consolidated earnings before interest expense and income taxes (EBIT) were $31-million compared to $163-million in 2000 and $131-million in 1999. Together with the Argentine Charges, poor results from our North America Wholesale operations were the primary driver behind these poor results. **North America Wholesale** was impacted by an unprecedented combination of factors. Poor weather created the worst growing conditions in years, volatile gas prices made production management difficult and selling prices were heavily influenced by gas prices, record nitrogen imports and reduced sales volumes. These factors contributed to North America Wholesale recording EBIT of $64-million compared to $166-million in 2000 and $128-million in 1999.

The table below summarizes the year-over-year changes in net earnings:

Summary of Year-Over-Year Changes in Net Earnings

(millions of U.S. dollars)	2001	2000	1999
Net earnings previous period	**82**	62	119
North America Wholesale			
Nitrogen pricing and volumes	**96**	108	(55)
Nitrogen manufacturing costs	**(140)**	(49)	(20)
Unocal Fertilizer Asset acquisition	**21**	22	–
Phosphate	**(13)**	(41)	(13)
Potash	**(12)**	4	(3)
Depreciation	**(25)**	(14)	–
Facility shut down costs	**(15)**	–	–
North America Retail EBIT*	**4**	4	7
Restructuring costs	**–**	–	(11)
Interest costs	**(37)**	–	–
Other	**–**	(3)	7
Tax impact on variances	**43**	(11)	31
Argentine Charges	**(49)**	–	–
	(45)	82	62

*Earnings before interest expense and income taxes (EBIT)

Both our **South America Wholesale** and **South America Retail operations** were severely impacted by the Argentine Charges. These losses are the result of two distinct events. Based on a year-end exchange rate of 1.70 pesos to the U.S. dollar, losses of $20-million have been incurred as a result of the devaluation of the peso. In addition, losses totalling $29-million have resulted from legislation by the Argentine government which has substituted peso denominated monetary assets for U.S. dollar denominated monetary assets. In our South America Retail operation there was an additional $23-million unrealized foreign currency charge to the cumulative translation adjustment account, a component of shareholders' equity.

Prior to recording the Argentine Charges, our retail operation in Argentina recorded EBIT of $1-million compared to losses before interest expense and income taxes of $1-million in 2000 and $7-million in 1999. Our wholesale operation, comprising our 50 percent share in the Profertil S.A. (Profertil) nitrogen facility, recorded EBIT of $4-million in its first year of production, also before Argentine Charges, compared to losses of $4-million in 2000 and EBIT of $1-million in 1999.

EBIT from our **North America Retail** business was $51-million, its fifth successive record year, and an increase of nine percent over 2000 and 19 percent over 1999.

Interest expense of $74-million for 2001 increased by $37-million over 2000 and 1999 with the start up of Profertil and the discontinuance of interest capitalization, interest on the financing incurred to purchase the Unocal Fertilizer Assets, and as a result of increased working capital levels.

Mainly as a result of high inventory levels, **cash flow provided by operating activities after changes in working capital** for 2001 was $87-million compared to $256-million in 2000 and $160-million in 1999. The high inventory value was due to our North America Wholesale business where low fertilizer demand increased inventory and high natural gas input costs increased the average price per tonne. Generally, our working capital levels are driven by the seasonal nature of the fertilizer business. Inventory builds prior to the spring and fall planting seasons, and cash collections generally occur after planting. In some areas such as Argentina, collections occur after harvest in their fall. In managing our working capital levels we utilize an accounts receivable securitization facility in both our U.S. retail and wholesale operations. This facility allows us to sell to a financial institution up to $125-million dollars of eligible receivables throughout the year. This reduces volatility in our working capital levels throughout the North American fertilizer cycle.

The following table of selected quarterly information illustrates the seasonality of our earnings and cash flow:

Selected Quarterly Information – Seasonality of Earnings and Cashflow

(millions of U.S. dollars)	2001					2000					1999				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Net sales	$ 381	$ 803	$ 410	$ 469	$ 2,063	$ 310	$ 700	$ 378	$ 485	$1,873	$ 289	$ 675	$ 355	$ 397	$1,716
Net earnings (loss)	$ 7	$ 45	$ (17)	$ (80)	$ (45)	$ (4)	$ 51	$ 13	$ 22	$ 82	$ –	$ 54	$ 3	$ 5	$ 62
Net earnings per share															
Basic	$ 0.04	$ 0.37	$ (0.17)	$ (0.72)	$ (0.49)	$ (0.06)	$ 0.44	$ 0.10	$ 0.17	$ 0.65	$ (0.01)	$ 0.46	$ 0.01	$ 0.02	$ 0.47
Diluted	$ 0.03	$ 0.33	$ (0.17)	$ (0.72)	$ (0.49)	$ (0.06)	$ 0.42	$ 0.10	$ 0.16	$ 0.62	$ (0.01)	$ 0.40	$ 0.01	$ 0.02	$ 0.46
Cash provided by operating activities	$ 38	$ 61	$ 17	$ 3	$ 119	$ 21	$ 70	$ 54	$ 79	$ 224	$ 19	$ 70	$ 14	$ 24	$ 127

Capital asset additions of $164-million, excluding the accrued contingent purchase consideration of $19-million for the Unocal Fertilizer Assets, were below both 2000 and 1999 levels, which included construction of Profertil, as we cut back our capital program in the latter half of 2001 in order to conserve cash resources.

LIQUIDITY AND CAPITAL RESOURCES

During 2001, we completed the following financing transactions:

- Issued $125-million 8.25 percent debentures due February 15, 2011, and used the proceeds to retire the majority of the bridge financing facility related to the acquisition of the Unocal Fertilizer Assets;
- Repaid the Profertil bridge financing facility, which expired March 30, 2001, utilizing funds available under a long-term project financing expiring December 31, 2010;
- Obtained the release of completion guarantees on the Profertil plant on November 30, 2001, resulting in the project financing becoming non-recourse to Agrium;
- Increased our unsecured syndicated working capital credit facilities from $200-million to $375-million. This facility will be reduced to $281-million and certain covenants will be amended concurrent with the completion of the financing referred to below.

Our debt-to-debt plus equity ratio, including bank indebtedness at December 31, 2001, was 57 percent compared to 48 percent at the end of 2000, and 47 percent at the end of 1999. This is higher than our target ratios but liquidity should improve in 2002 as working capital requirements should be substantially less than in 2001 due both to the current low natural gas cost environment and lower inventory levels. In March 2002, we entered into a "bought deal" financing with a syndicate of Canadian underwriters to issue $110-million of common shares at $9.85 per common share. The underwriters have an overallotment option to purchase additional common shares at the same issue price for a period of 30 days from the date of closing. If the option is fully exercised the total amount of the issue will be $124-million.

Unused lines of credit at year-end consisted of $165-million under our syndicated working capital facilities. To use these facilities certain financial ratios must be maintained along with compliance with other covenants. These facilities are expected to meet peak working capital requirements going into the spring season.

Planned capital expenditures of $79-million for 2002 are substantially lower than recent years and contain no new investment projects. We also have annual operating commitments for 2002 of approximately $380-million which are summarized in Note 20 to the Consolidated Financial Statements. These commitments consist primarily of natural gas and power, and include $248-million which can be re-sold based on prevailing prices if not required in our operations. With the exception of funds held abroad to meet foreign debt payments, Profertil is required to bring U.S. dollars back to Argentina within 120 days (in the case of fertilizers) and convert them to pesos at the market rate.

EXPECTATIONS FOR 2002

We believe we are well positioned to take advantage of an anticipated recovery in the fertilizer industry. Our plans for 2002 are cautiously optimistic.

We expect each of our North and South America Wholesale operations to have improved results in 2002 and our Retail operations to have results consistent with 2001. At this low point in the cycle, we intend to conserve resources until there is evidence of a market improvement and we feel the time is prudent to reinstate investment to continue our growth. We have significantly reduced discretionary spending budgeted for 2002, and have taken a number of steps to reduce both production costs and corporate overhead.

We continue to monitor the effect of devaluation and economic uncertainty in Argentina, which, depending on the outcome, may impact our 2002 results. Based on the current trading rate of approximately two pesos to one U.S. dollar, an additional $4-million in losses relating primarily to long-term valued-added tax (VAT) would be incurred in 2002, based on December 31, 2001, balances. In the longer-term, however, we continue to believe the fundamentals for the Argentina agricultural sector remain good. In 2002, we will mitigate risk in light of this evolving economic environment. We believe devaluation should be positive in the long-term to our South America Wholesale business by reducing input costs while still receiving revenue based directly or indirectly on international, U.S. dollar based prices.

This table illustrates the effect of changes in key variables on our net earnings, and is based on actual levels of activity in 2001. It is not intended to be used to forecast results, as a change in one factor may compound or offset another and levels of activity in future years may differ from those in 2001. In addition, these sensitivities may only be valid within a limited range of values.

Sensitivity

Impact Factor	Increase in Factor	Net Earnings Impact (millions of U.S. dollars)	Earnings* per Share (dollars per share)
North America Wholesale			
Nitrogen			
Price of ammonia	U.S.$5.00/tonne	5	0.05
Price of urea	U.S.$5.00/tonne	7	0.06
Cost of natural gas	U.S.$0.10/MMBtu	(5)	(0.04)
Phosphate			
Price of phosphate (MAP & DAP equivalent)	U.S.$5.00/tonne	3	0.02
Potash			
Price of potash	U.S.$5.00/tonne	4	0.04
Exchange rate from C$ to U.S.$	C$0.01	1	0.01

based on average outstanding shares at December 31, 2001.

Our South America Retail operation has succeeded at developing the granular urea market in Argentina to place Profertil product domestically and we will continue to evaluate options for this business in 2002.

In North America we are monitoring our markets very closely in the event demand does not meet expectations and will institute facility shutdowns in order to prevent inventory build-up. We will also investigate opportunities for asset rationalization in 2002 to ensure that we are positioned to successfully take advantage of the volatility in this market.

RISKS AND UNCERTAINTIES

The Corporation balances risks and rewards facing its operations by utilizing a variety of risk mitigation strategies and tools which include insurance, derivative instruments, fixed-price raw material contracts, partnering with local companies in foreign countries and non-recourse project financing. In some cases, to ensure security of supply of raw materials, the Corporation engages in the production of key raw materials such as phosphate rock. Because the fertilizer business is essentially an international commodity business, the Corporation attempts to do business in U.S. dollars wherever possible in order to mitigate currency exposure.

REPORTING STANDARDS

The Canadian Institute of Chartered Accountants continues to develop and revise current Canadian accounting standards, which have tended toward harmonization of Canadian and U.S. generally accepted accounting principles. Note 2 to the Consolidated Financial Statements outlines the impact the new standards will and have had on our operations in the 1999 to 2001 period. Our accounting policies fully comply with both Canadian and U.S. standards and all significant accounting policies are clearly defined in Note 1 of the Consolidated Financial Statements.

OUR NORTH AMERICA WHOLESALE BUSINESS (NAW)

Our North America Wholesale business is the foundation of our Company. The opportunities in this business are improving the efficiency and technology of our facilities and distribution networks. The following table outlines our accomplishments in 2001 and goals for the future.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Kapuskasing, Ontario, phosphate mine running at capacity • Cogeneration power projects on stream in Alberta and Alaska • Disposition of non-performing assets	• Continue rationalization of production assets in response to changing global market fundamentals • Continue to drive down costs through application of best practices • Explore options for diversifying low-cost gas supply in Alaska
	MARKETS	• Moving further into industrial markets • Worldwide sales from Kenai, Alaska, nitrogen facility	• Grow share of key agricultural and industrial markets • Leverage off existing assets to trade in product • Decrease risk through diversification of product and market mix
	BUSINESS PROCESS	• Unocal Fertilizer Assets integration complete • Achieved risk mitigation objectives • Implemented "Easiest To Do Business With" program	• Continue to improve asset management
	PEOPLE	• New incentive program implemented • Key Performance Indicators (KPIs) established Company-wide	• Continue to build High Performance Culture • Further enhance link between compensation and growth in shareholder value
Growth Initiatives		• Conda, Idaho, purified phosphoric acid (PPA) project on stream in the third quarter	• Examine opportunities around the world
Financial Performance		• EBIT of $64-million	• Improve financial flexibility, margins and reduce costs

The wholesale fertilizer market in North America provides a strong base to support our global expansion. We are the largest nitrogen producer in the Western Hemisphere and a significant producer of phosphates, potash and sulphur. We are also ideally positioned to serve Western Canada, the Northern Tier States and the Pacific Northwest. We benefit from our proximity to low-cost inputs and to key markets, combined with our extensive distribution infrastructure. We are also global marketers of nitrogen and potash from our North American facilities.

2001 IN REVIEW

Disappointing results in our North America Wholesale business segment were the primary reason for Agrium's overall lower earnings in 2001. Poor weather conditions across North America created the worst growing conditions in many years. Severe drought occurred in Western Canada and the Pacific Northwest, while the western Corn Belt and the eastern half of the U.S. Northern Plains received abnormally high rainfall. These conditions, as well as concerns over rising input costs, caused many growers to plant less nitrogen-intensive crops, or to leave land fallow. Low grain prices were another factor which affected all products, while high domestic nitrogen prices not only resulted in reduced demand, but also attracted record imports into North American markets. Like nitrogen, demand for phosphate and potash fertilizers was also lower.

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As a result of volatile high natural gas prices, the main raw material for the production of nitrogen fertilizers, a high percentage of production capacity in North America was shut down leading up to the 2001 spring season. Throughout the winter of 2000-2001, our strategy in our North America Wholesale business was to continue production in anticipation of normal 2001 spring demand, despite prevailing record spot natural gas prices. This was because our natural gas hedge position provided a substantial cushion against high natural gas costs which account for approximately 80 percent of the cost of producing ammonia at a natural gas price of approximately $3.00/MMBtu. We anticipated that high gas prices would result in the shut-in of significant levels of unhedged production in North America and that this would create supply shortages and put upward pressure on nitrogen prices. This view initially proved to be correct, and in late 2000 and early 2001, industry-wide shutdowns did occur in North America. Amid fears that fertilizer supplies would be tight during the spring planting season, nitrogen prices rose to record levels, but toward the end of the first quarter, natural gas prices declined, enabling most North American producers to restart their plants in time for the spring season. By this time, the high nitrogen prices in North America had attracted record imports, compounding the oversupply situation.

The resultant build up of inventories was accompanied by deteriorating weather conditions not only in North America but also in other key agricultural regions of the world. This, combined with low commodity prices, acreage shifts to less nitrogen-intensive crops and grower concerns over rising input costs, led to a significant decrease in demand and consequently lower fertilizer prices. In 2001, the U.S. Gulf spot ammonia price fell from $314 per tonne in January to $184 per tonne in July. The spot price of urea dropped from $218 per tonne to $116 per tonne during the same period.

We came out of the peak season with large quantities of high-cost inventory because of the dramatic reduction in demand. Nitrogen inventories were reduced as a result of the shut-down of three production facilities and reduced production at most of the others. This resulted in idle facility costs of approximately $15-million and negatively impacted unit production costs at facilities operating at reduced rates.

These factors contributed to North America Wholesale recording an EBIT of $64-million compared to $166-million in 2000 and $128-million in 1999.

RECENT DEVELOPMENTS IN NORTH AMERICA WHOLESALE

In the challenging financial environment of 2001, we were able to achieve a number of goals and make progress on others to position us for the future.

We completed co-generation power projects at our Carseland and Kenai facilities that will secure our Alberta and Alaskan power requirements at competitive prices under long-term agreements. We realized full production of low-cost phosphate rock at our Kapuskasing facility. We completed the PPA project at our Conda facility, providing a long-term stable cash flow from monthly sales to new industrial markets. We also closed our Henry, Illinois, specialty product business, which had become unprofitable, resulting in a one-time non-cash charge to depreciation, depletion and amortization, totalling $7-million before tax ($5-million after tax).

During the year we made progress on our initiative to become the Easiest Company to Do Business With, which we launched in 2000. This includes order tracking, enhanced customer service and extended hours for pick-up.

We continue to focus on optimizing our base business assets. Our asset management initiative, started in 1999, is designed to ensure that we follow best practices throughout the life-cycle of a facility, from design to dismantling. These practices are expected to reduce maintenance costs, improve equipment reliability, increase on-stream factors and improve utilization of materials and services.

We continue to refine environmental, health and safety (EH&S) management systems throughout our wholesale operations. We have always maintained high standards, and are now developing and implementing EH&S systems, modeled on international best practices. This is expected to eliminate differences among facilities which resulted from our acquisitions.

OUR NITROGEN BUSINESS

Nitrogen is the largest segment of our North America Wholesale business and we are the largest producer in North America. More than 55 percent of our nitrogen (N) production capacity is located in Alberta, Canada, near abundant supplies of natural gas. Alberta natural gas has historically traded at a discount to the New York Mercantile Exchange (NYMEX), providing us with a production cost advantage. A further 30 percent of our North American nitrogen (N) production comes from our Kenai, Alaska,

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facility, which has a reserve-dedicated natural gas contract at a fixed base-price adjusted for increases in ammonia and urea pricing. Product from Kenai, Alaska, is sold to agricultural markets in the Pacific Rim, including Korea, Thailand and Mexico. Both agricultural and industrial sales from Kenai, Alaska, occur throughout the year, not concentrated in the spring and fall application seasons.

In 2001, our nitrogen business experienced volatile gas and selling prices. Per-tonne margins were $32, compared to $41 in 2000 and $25 in 1999, and volumes were materially lower, excluding production from the Unocal Fertilizer Assets. Compounding the domestic situation were weak international prices due to adverse weather conditions, additional capacity coming on stream and the global economic downturn, which impacted industrial demand.

We continually evaluate demand and shut down or reduce production rates at facilities when market conditions warrant. We currently have suspended production at Redwater 1, Alberta, the smaller of our two ammonia facilities, at our urea facility in Fort Saskatchewan, Alberta, and the small ammonia facility at Finley, Washington.

As the nitrogen business becomes increasingly global in scope, we frequently investigate opportunities to optimize our asset base and adjust our product offering. We also see opportunities in growing our asset base through new production, which will most likely be concentrated in the low-cost trapped gas areas of the world. One opportunity for adjusting our product offering is by increasing our nitrogen solutions capabilities to take advantage of an emerging product opportunity.

OUR PHOSPHATE BUSINESS

Our phosphate business is focused in Western Canada and the Pacific Northwest, where we have an extensive distribution infrastructure. Our plant at Redwater, Alberta, located alongside our nitrogen facility, is the only phosphate production facility in Canada.

As with our nitrogen business, our phosphate business was impacted by poor weather in our key markets in 2001. Prices remained low but were relatively stable compared to 2000. Our per-tonne margins in 2001 were $7, compared to $21 per-tonne in 2000 and $55 per tonne in 1999. Compared to 2000 and 1999, per-tonne costs increased due to higher ammonia input costs and greater fixed costs caused by operating facilities at reduced rates. However, our costs fell significantly throughout the year as we resolved certain operational problems. In the latter part of 2001, we resolved the start-up problems at our Kapuskasing phosphate rock mine. Our Conda facility ran at reduced rates for the first half of 2001 because one of three digester units failed in October 2000. The plant did not achieve full production capacity until a new digester came on stream when the PPA expansion was completed in mid-2001. During the second half of 2001, Conda experienced significantly lower production costs.

The new PPA unit at Conda was built by Astaris LLC and Agrium and is operated by Agrium. The unit has a production capacity of 80,000 tonnes per year and is operating under a supply agreement which expires in 2016.

Further opportunities in our phosphate business include optimization of rock handling capabilities at Redwater, Alberta, and expansion of the business to gain further economies of scale.

At our Conda, Idaho, phosphate facility, in conjunction with other Idaho phosphate producers, we have agreed to work with regulators to seek solutions to run-off of selenium deposits contained in the phosphate rock reserves.

OUR POTASH BUSINESS

Our potash mine at Vanscoy, Saskatchewan, accounts for approximately eight percent of North American capacity, or three percent of world capacity. We market potash internationally through Canpotex Ltd., a marketing company owned by the three Saskatchewan producers, IMC Global Inc., Potash Corporation of Saskatchewan Inc. and Agrium.

International demand dropped in 2001 because many customers were left with high potash inventories at the end of 2000. Furthermore, a consortium of Russian producers, International Potash Company (IPC), gained market share from Canpotex Ltd. as a result of aggressive pricing. This resulted in a slight decline in margins to $43 per tonne in 2001, compared to $47 per tonne and $45 per tonne in 2000 and 1999 respectively. The decline in margins was also due to production curtailments required to manage inventories, which led to fixed operating costs being spread over fewer production tonnes.

There is currently ample potash capacity to meet world demand. The opportunity for the low-cost producers in Saskatchewan, Canada, is to work with government to reduce taxation levels in the province and other costs to ensure global competitiveness. We are also currently working with shippers to reduce the cost of transportation to domestic and offshore markets.

EXPECTATIONS FOR 2002

We expect that an improvement in market demand, resulting from a return to more typical weather conditions and lower natural gas prices, will provide us with improved 2002 results for our North America Wholesale business. A small increase in grain prices and higher corn acreage, also forecast for 2002, should increase demand and prices. In nitrogen, we expect lower natural gas costs to result in lower nitrogen production costs. This is despite losses from our 2002 natural gas hedging program which are expected to add an average of $0.54 per MMBtu to our North American gas requirements of approximately 240,000 MMBtu per day. We expect our Alberta power costs to be C$30 per MegaWatt hour (MWh) lower in 2002, which will result in a $16-million reduction in production costs.

We are closely monitoring our working capital and have developed processes to better anticipate regional spring sales demand. This will allow us to adjust production in response to changing market conditions.

In phosphate, the outlook for 2002 is for prices to increase marginally and costs to decline, as both our Conda, Idaho, and Kapuskasing, Ontario, facilities run at capacity, increasing volumes and reducing unit costs. Ammonia input costs should also decline substantially because of lower natural gas costs.

In 2002, potash use and sales are expected to improve as customer inventories are reduced.

RISKS AND UNCERTAINTIES FACING THE WHOLESALE BUSINESS

Our North America Wholesale business is subject to the normal risks and uncertainties associated with operating facilities and transporting products to market. Where it is cost-effective, we carry insurance against these risks. However, insurance may not provide adequate coverage in certain unforeseen circumstances, or due to the impact of recent events, may not be available at acceptable premiums. Business results are also substantially affected by weather conditions in our primary market areas and to other risks normally associated with commodity industries, such as fluctuating grain prices, fertilizer prices, natural gas costs, electrical power costs and foreign exchange rates.

A significant increase in the cost of natural gas that is not hedged, and cannot be recovered through an increase in prices, could have a major effect on the profitability of our nitrogen-based fertilizer business.

We manage our exposure to fluctuating natural gas and power prices by using derivative commodity instruments and longer-term fixed-price natural gas supply contracts. We regularly evaluate hedging techniques to ensure we maintain an appropriate balance between the cost of such programs and the underlying business risk.

We purchase natural gas from a number of suppliers, primarily under one-year contracts but also under several longer-term contracts. Natural gas prices under these contracts are fixed or market-indexed. Should North American natural gas prices increase significantly similar to levels experienced in early 2001, production costs would rise relative to offshore production.

The Kenai gas contract between Union Oil Company of California (Unocal) and Agrium is a reserve-dedicated contract which is subject to risks relating to the exploration, development and production of the reserves. Unocal has advised Agrium that it has experienced downward revisions in its reserves, which has also reduced anticipated reserve growth. Unocal's most recent reserve estimates indicate that it may only be able to supply approximately 80 percent of the facility's gas requirements in 2004, declining to approximately 50 percent of its requirements in 2006. These estimates do not include possible gas reserves that may arise from exploration and development of other gas resources pursuant to the Kenai, Alaska, gas contract. Agrium has not had an opportunity to audit Unocal's recent reserve estimates.

Agrium and Unocal are in discussions with respect to this possible shortfall in dedicated reserves. Unocal has other reserves in the area that are not dedicated under the gas contract that could supply the Kenai, Alaska, facility. In addition, Agrium is in discussions with other gas producers in the Cook Inlet area of Alaska to supply a portion of Agrium's natural gas requirements at the Kenai, Alaska, facility. While Agrium believes that gas supply arrangements with other entities in the area will provide a more secure and diversified gas supply at acceptable prices, no assurance can be given that such arrangements can be implemented.

Challenges to our nitrogen business include more restrictive legislation governing the sale and distribution of our products, potential regulations limiting nitrogen application in sensitive areas due to run-off concerns, and environmental laws that would restrict production rates.

Past and present wholesale operations, including discontinued mining operations of predecessor corporations, are also affected by wide-ranging and increasingly stringent environmental legislation that will require site decommissioning, restoration and reclamation in the future.

OUR NORTH AMERICA RETAIL BUSINESS (NAR)

Our North America Retail business, with 225 farm centres, is one of the largest independent retailers in the United States. Our operations serve the Northwest, California, Northeast and Midwest, which insulates the business from unfavorable crop prices or adverse weather conditions in any single region. We provide a full range of agricultural products and services, including fertilizers, chemicals, seed, custom application, agronomic consulting and marketing services.

In recent years, retail sales have been affected by the emergence of genetically modified seeds. These seeds require fewer chemicals and as a result, chemical sales have declined. However, unlike traditional non-hybrid seeds, they may be used for only one growing season due to licensing provisions and genetics. The associated increase in volume of seed sales, despite slightly lower prices and margins, has resulted in increased seed revenues. Another recent trend in the retail business is grower consolidation, which has increased the purchasing power of individual growers. This trend has tended to favour larger retail chains offering full service. These chains have been able to expand sales and lower costs, resulting in stable to growing gross margins.

The goals and opportunities for North America Retail include acquisitions, improving the efficiencies and technologies of farm centres and providing new and improved services to growers. North America Retail's goal is to create collaborative relationships with customers by offering value-added services and products that enhance the customers' success.

The following table outlines our accomplishments in 2001 and our goals for the future.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Closed seven less-profitable farm centres	• Evaluate the performance of all farm centres to improve our asset base
	MARKETS	• Increased seed sales by 32 percent • Continued installation of C-Probes for irrigation management	• Evaluate the concept of providing stable returns to our customers through value-added sales packages
	BUSINESS PROCESSES	• Implemented new business-to-business and e-commerce services	• Continue business-to-business with more companies in 2002
Growth Initiatives		• Acquired seven farm centres	• Optimize our asset base by purchasing farm centres within our existing markets
Financial Performance		• Retail recorded five consecutive years of record EBIT	• Continue to improve EBIT and return on investment

2001 IN REVIEW

Our North America Retail operation continues to be a major success story with five consecutive years of record EBIT and consistent cash flow generation. In addition to earnings, investment returns have increased consistently over the past five years. Results in 2001 emphasized the importance of being geographically diversified. While the Northwest experienced adverse weather conditions and below average operating results, excellent performance in the Midwest, Northeast and California enabled North America Retail to achieve a record EBIT of $51-million: the fifth consecutive record. The success factors were: purchasing fertilizer inventory in advance of market based price increases, maintaining chemical margins, increasing seed sales, maintaining commitment to a high level of services and controlling selling expenses.

EXPECTATIONS FOR 2002

In 2002, North America Retail expects to continue its record of consistent financial performance. Improved financial performance is expected in the Northwest and California. Moisture levels, energy prices and potato markets in these regions are encouraging. Growers' financial conditions should improve because of lower fuel, fertilizer and chemical prices and decreasing interest rates.

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North America Retail's commitment to delivering new pest and disease resistant traits through seeds will continue in 2002. Since 1997, our seed business has grown over 130 percent. Private label soybeans and alfalfa have contributed to the profitability of these sales. In 2002, we will add to this by preparing for the sale of private label corn seed.

Grower consolidation to take advantage of economies of scale is a continuing trend. We target our progressive customers to ensure our services meet their needs. Our goal is to do business with growers who will be in business for the long term. As our current customers increase their acreage, we grow with them. Focusing on internal growth and strategic acquisitions will ensure our long-term future.

Each year we closely monitor farm centre performance, optimizing assets wherever possible and seeking growth opportunities to take advantage of our economies of scale. This exchange of non-productive assets for performing assets is a capital-effective way of improving overall financial performance.

RISKS AND UNCERTAINTIES FACING THE RETAIL BUSINESS

The primary risk facing any retail organization is the failure to accurately identify market trends. The current market trend of genetically modified seeds is expected to continue to reduce future chemical sales. North America Retail's commitment to seed marketing should enhance its ability to capitalize on this trend. Our geographic diversification will reduce our exposure to the common risks of adverse weather and low crop prices within particular regions. North America Retail is also subject to similar environmental risks as our North America Wholesale business.

SOUTH AMERICA

Our operations in Argentina include joint ownership of our wholesale business (Profertil) with Repsol-YPF and a wholly-owned retail operation, Agroservicios Pampeanos (ASP). In 1995, we chose Argentina as our first investment outside of North America because of its potential for agricultural growth. ASP currently has 18 full service retail outlets, supported by two satellite outlets.

Although farm sizes and crop mix are similar to those in the U.S., fertilizer application rates are much lower, which makes this an attractive emerging market. Our strategy was to introduce bulk blending and high-volume application services to Argentine growers through retail outlets. After developing these markets, our strategy was to complete construction of a nitrogen production facility to supply these needs. The Profertil nitrogen facility achieved commercial production in 2001.

The end of 2001 brought a great deal of instability to Argentina's faltering economy, which has been in a deep recession since 1997. On January 6, 2002, the Argentine Congress passed legislation cancelling the "Convertibility Law" which pegged the Argentine peso to the U.S. dollar. In addition to creating a free floating peso, the legislation abrogated existing contractual relationships, specifying payment in U.S. dollars or U.S. dollar equivalents, forcing payment in pesos at below market rates and thereby effectively expropriating a significant portion of Agrium's U.S. dollar based monetary assets in Argentina.

Further decrees issued since January 6, 2002, eliminated the protection that Agrium had from currency fluctuations through transacting business principally on a U.S. dollar basis. The legislation effectively prohibited the conversion of U.S. dollar amounts to the equivalent market value in Argentine pesos. While negotiation provisions referenced in the Government Decrees may result in an exchange rate which partially reflects market rate, the loss has been calculated as if all U.S. dollar monetary assets, excluding cash and bank debt, are converted to pesos at a one-to-one conversion rate. Cash held in Argentine banks and amounts owing to Argentine banks were translated at a rate of 1.40 pesos to one U.S. dollar. This reflected the rate of conversion which was legislated for the banking system. The year-end rate of

1.70 pesos to one U.S. dollar was then used to convert these balances for financial statement purposes. This loss is reflected separately in the Consolidated Statements of Operations.

The following table highlights 2001's achievements and the goals for the years to come.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Urea production reached design capacity in 2001 • Operating control of the facility transferred from the contractor mid-2001 • Urea facility is the largest single-train urea plant in the world	• Maximize outputs and look for de-bottlenecking opportunities
	MARKETS	• For 2001, 54 percent of Profertil's sales were domestic, and 46 percent were offshore • Profertil continued to build domestic markets	• Flexibility to increase domestic sales which carry higher margins • Optimize the margins of our international nitrogen sales from Profertil
	BUSINESS PROCESSES	• Reduced costs by reorganizing head office in Buenos Aires	
	PEOPLE	• Replaced almost all expatriate positions with Argentine staff	• Continue to strengthen ASP/Profertil teams
Growth Initiatives			• Evaluate opportunities to improve long-term viability of South America Retail
Financial Performance		• EBIT of $4-million in South America Wholesale before Argentine Charges of $22-million • EBIT of $1-million in South America Retail before Argentine Charges of $27-million • Bank tests for long-term credit facility were achieved • Financing became non-recourse in fourth quarter	• Devaluation of Argentine peso expected to reduce some input costs

OUR SOUTH AMERICA WHOLESALE BUSINESS (SAW)

The Profertil nitrogen complex is located at Bahia Blanca, Argentina, on a deep-water port providing access to global fertilizer markets. Its production capacity is 1.1 million tonnes of urea and 70,000 tonnes of ammonia, annually. Natural gas for the facility is secured under three 12-year natural gas contracts at prices comparable to those of other global producers. One is with Repsol-YPF, a 50 percent owner in the Profertil joint venture. The contracts are fixed-base rate agreements where the base price for natural gas is adjusted by the quarterly average of Caribbean granulated urea and the quarterly average of West Texas Intermediate oil price in U.S. dollars per barrel. This facility, and a deep-water import terminal at San Nicholas, Argentina, comprises our South America Wholesale Operations.

YEAR IN REVIEW

2001 was a transitional year for South America Wholesale in Argentina. We overcame the mechanical, operational and environmental challenges encountered during the start-up, relocated our Buenos Aires office to the facility location to operate more efficiently, and successfully completed the performance tests to meet the non-recourse financing requirements. We closed the year with EBIT of $4-million, which was lower than expected due to production start-up issues and low international pricing. This does not take into account devaluation losses of $20-million nor the forced conversion of U.S. dollar monetary items of $2-million. However, this was a start-up year in which operating control over the facility did not pass from the contractor until June of 2001. In 2002, we expect Profertil to contribute positively to earnings after interest expense and income taxes.

EXPECTATIONS IN 2002

Our ultimate goals are to continue to grow the domestic market so all production from Profertil can be sold domestically by 2007 and take advantage of higher margins in the domestic market. In 2002, we can mitigate short-term risk through export sales. However, with the exception of funds held abroad to meet foreign debt payments, Profertil is required to bring U.S. dollars back to Argentina within 120 days (in the case of fertilizers) and convert them to pesos at the market rate.

The biggest challenge to Profertil is the immediate impact of the current Argentine economic reforms on our business. In the event we can not achieve import parity pricing in Argentina we can export product, thereby mitigating some of the risk of operating in an environment of currency volatility. The devaluation in Argentina and the relocation of our administrative office to Bahia Blanca is expected to have a favorable benefit to our cost structure.

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OUR SOUTH AMERICA RETAIL BUSINESS (SAR)

ASP, our retail operation in Argentina, is modeled after our North America Retail business. South America Retail's goal is to create collaborative relationships with customers by offering value-added products and services to enhance the customers' success. In order to accomplish this, we built 18 retail outlets between 1995 and 1997. The outlets have an average service radius of 50 kilometers, which reduces transportation costs and increases ease of delivery. We also introduced the North American practice of providing agronomic services to help growers benefit from soil testing, balanced fertilization and sound agricultural practices. The adoption of granular urea, a premium-priced fertilizer product now produced by Profertil, helped increase total fertilizer consumption in Argentina from 1.2 million tonnes of product in 1995 to approximately 1.7 million tonnes of product in 2001, confirming our initial assessment of the region's growth potential.

YEAR IN REVIEW

Despite heavy rains in key markets during the spring planting season, South America Retail operations generated EBIT of $1-million before taking into account the impact of the Argentine Charges, the first time in its five-year history in Argentina that South America Retail has shown a positive EBIT.

EXPECTATIONS IN 2002

Working capital requirements continue to be an issue due to the limited credit available to growers. Because receivables are usually not collected until after harvest, we must extend credit to growers for as long as 180 days. Although sales have historically been contracted in U.S. dollars, enforcing payment in U.S. dollars may not be feasible in the future, given legislation passed in early 2002. Therefore, new security arrangements need to be developed to support extended payment terms to ensure the viability of our South America Retail business. However, 64 percent of Argentina's grain production is exported for U.S. dollars and therefore grain prices should reflect international, or U.S. dollar based, prices. The industry should emerge stronger from the devaluation of the Argentine peso as some input costs will be lower.

We still have many challenges to overcome in this business. Argentina offers opportunities for growth as fertilization rates increase. We have chosen to expand by establishing satellite retail outlets that allow us to test and build market share prior to making the capital outlay for any new full-scale farm centres. To be successful this business must achieve additional benefits of economies of scale while ensuring it can function effectively in the current economic environment.

RISKS AND UNCERTAINTIES FACING WHOLESALE AND RETAIL OPERATIONS IN ARGENTINA

Our facilities in Argentina, and any future expansion there and internationally are subject to numerous risks, including fluctuations in foreign currency, exchange rates and controls, credit, expropriation and other economic, political and regulatory policies of governments. We attempt to mitigate these risks through entering contractual arrangements in U.S. dollars where possible, and through non-recourse financing arrangements, but these strategies can afford only limited protection against these risks. Also with the exception of foreign debt payments, transfer of funds outside of Argentina currently requires the permission of the Central Bank in Argentina, and there is no assurance such restrictions on currency transferability will expire in the near-term.

Profertil is primarily influenced by international markets and has built and financed the construction of the facility using U.S. dollar based contracts. It uses the U.S. dollar as its functional currency and therefore is exposed to currency gains and losses on peso denominated transactions. ASP operates in the domestic agricultural environment and uses the peso as its functional currency, exposing it to any gains or losses on U.S. dollar denominated transactions.

The Argentina devaluation and continued instability may mean further foreign exchange losses could occur if exchange rates do not stabilize at year-end rates. We believe this environment will be extremely challenging in the short term, but we are still optimistic for the medium and long term. We feel that agriculture will be a significant factor in the country's ability to recover from this crisis, as Argentina is one of the world's largest agricultural exporters and agriculture is one of Argentina's largest exporting industries. We will continue to cautiously pursue our goals in this market.

OTHER

'Other' includes corporate functions and inter-segment eliminations. Before interest expense and taxes, the loss in 'Other' for 2001 was $40-million, a slight improvement from 2000.

SUPPLEMENTARY DISCLOSURE

Earnings before interest expense and income taxes (EBIT) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), EBIT is a useful supplementary measure as it provides investors with an indication of earnings available prior to debt service and income taxes. The Corporation's method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies. Investors should be cautious, however, that EBIT not be construed as an alternate to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, the statements in this annual report constitute forward-looking statements under applicable securities legislation. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Agrium's business and operations, plans and references to the future results of Agrium. These forward-looking statements are based on certain assumptions and analysis made by Agrium in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions

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of Agrium is subject to a number of risks and uncertainties, including, but not limited to: general economic, market and business conditions, which will, among other things, impact demand for Agrium's products; industry capacity; weather conditions; seasonality; the ability of Agrium to implement its business strategy; changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations); fluctuations in commodity, feedstock and fertilizer prices or other input costs; results of Agrium's risk mitigation strategies, including gas or energy hedging programs and insurance coverage; uncertainty as to the feedstock reserves owned or under contract or otherwise available to Agrium; feedstock price increases that cannot be recovered through fertilizer price increases; fluctuations in foreign currency exchange rates; the ability of Agrium to deliver fertilizer to markets; competitive actions by other companies, including increased competition from other fertilizer producers; the integrity and reliability of Agrium's capital assets; Agrium's level of capital expenditures; the ability and willingness of parties with whom Agrium has material relationships to perform their obligations to Agrium including but not limited to key customers, suppliers, personnel and counterparties to financial instruments; the ability of Agrium to integrate any assets it may acquire or the performance of those assets; the opportunities (or lack thereof) that may be presented to and pursued by Agrium and the companies, partnerships or joint ventures in which Agrium has equity investments; labour unrest; conditions in and policies relating to the agriculture industry; risks associated with investments and operations in foreign jurisdictions and any future international expansion, including those relating to economic, political and regulatory policies of local governments and laws and policies of Argentina, the United States and Canada; government restrictions on currency requirements regarding currency reporting; the risks attendant with mining operations; the potential impact of increased competition in the markets Agrium operates within; and other factors, many of which are beyond the control of Agrium and the companies, partnerships or joint ventures in which Agrium has equity investments. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Agrium will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Agrium. Agrium does not undertake any obligation to update forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

management's report to the shareholders

The consolidated financial statements and all information contained in this annual report are the responsibility of management and the Board of Directors of the Corporation. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements.

KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors' Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented herein.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the independent auditors to satisfy itself that the responsibilities of the respective parties are properly discharged, including independence of external auditors and pre-approval of non-audit services, and to review the Consolidated Financial Statements and other financial disclosure documents before they are presented to the Board for approval.

John M. Van Brunt
President and Chief Executive Officer
Calgary, Canada

Bruce G. Waterman
Senior Vice President, Finance and Chief Financial Officer

March 5, 2002

auditors' report to the shareholders

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants
Calgary, Canada

March 5, 2002

consolidated statements of operations and retained earnings

Years ended December 31 (millions of U.S. dollars, except per share amounts)	2001	2000 Restated (Note 2)	1999 Restated (Note 2)
Sales	$ 2,174	$ 1,973	$ 1,810
Direct freight	111	100	94
Net sales	2,063	1,873	1,716
Cost of product	1,522	1,326	1,227
Gross profit	541	547	489
Expenses			
Selling, general and administrative	272	253	245
Depreciation, depletion and amortization	141	107	93
Other expenses (Note 3)	48	24	20
Argentine Charges - Peso devaluation (Note 4)	20	–	–
- U.S. dollar forced conversion (Note 4)	29	–	–
Earnings before interest expense and income taxes	31	163	131
Interest on long-term debt	55	36	36
Other interest	19	1	1
Earnings (loss) before income taxes	(43)	126	94
Income taxes (Note 6)	2	44	32
Net earnings (loss)	$ (45)	$ 82	$ 62
Retained earnings – beginning of year	315	255	234
Common share dividends declared	(13)	(13)	(13)
Preferred securities charges	(12)	(9)	(8)
Repurchase of common shares	–	–	(20)
Retained earnings – end of year	$ 245	$ 315	$ 255
Basic earnings (loss) per share (Note 7)	$ (0.49)	$ 0.65	$ 0.47
Average outstanding shares (in millions)	115	112	113
Diluted earnings (loss) per share (Note 7)	$ (0.49)	$ 0.62	$ 0.46
Average outstanding shares (in millions)	115	132	133
Dividends per common share for the year	$ 0.11	$ 0.11	$ 0.11

See accompanying notes.

consolidated statements of cash flows

Years ended December 31	2001	2000	1999
(millions of U.S. dollars)			Restated (Note 2)
OPERATING			
Net earnings (loss)	$ (45)	$ 82	$ 62
Items not affecting cash:			
Depreciation, depletion and amortization	141	107	93
Argentine Charges - Peso devaluation (Note 4)	20	–	–
- U.S. dollar forced conversion (Note 4)	29	–	–
Future income taxes (reduction) (Note 6)	(26)	35	(28)
Cash provided by operating activities	119	224	127
Changes in non-cash working capital			
Accounts receivable	21	23	38
Income and other taxes recoverable	28	(28)	–
Inventories	(66)	(32)	28
Prepaid expenses	(2)	(5)	–
Accounts payable and accrued liabilities	(25)	98	3
Income and other taxes payable	12	(24)	(36)
	(32)	32	33
Cash provided by operating activities after changes in non-cash working capital	87	256	160
INVESTING			
Capital assets	(164)	(179)	(234)
Acquisition (Note 8)	(19)	(246)	–
Other assets	(32)	(48)	(49)
Net change in non-cash working capital	27	(24)	2
Other	(12)	34	18
Cash used in investing activities	(200)	(463)	(263)
FINANCING			
Common shares	1	3	(32)
Bank indebtedness	(97)	130	151
Issue (repayment) of long-term debt	267	10	(4)
Common share dividends paid	(13)	(13)	(13)
Preferred securities charges paid	(12)	(9)	(8)
Cash provided by financing activities	146	121	94
Increase (decrease) in cash and cash-equivalents	33	(86)	(9)
Cash and cash-equivalents – beginning of year	18	104	113
Cash and cash-equivalents – end of year	$ 51	$ 18	$ 104
Supplemental cash flow disclosure:			
Interest paid	$ 72	$ 67	$ 54
Income tax paid (received)	$ (2)	$ 54	$ 97

See accompanying notes.

consolidated balance sheets

As at December 31 (millions of U.S. dollars)	2001	2000
ASSETS		
Current assets		
Cash and cash-equivalents	$ 51	$ 18
Accounts receivable (Note 9)	218	275
Income and other taxes receivable	–	28
Inventories (Note 10)	400	347
Prepaid expenses	34	20
	703	688
Capital assets (Note 11)	1,494	1,484
Other assets (Note 12)	132	150
Goodwill (Note 13)	45	49
	$ 2,374	$ 2,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness (Note 14)	$ 211	$ 308
Accounts payable and accrued liabilities (Note 15)	349	370
Income and other taxes payable	13	–
Current portion of long-term debt (Note 16)	7	1
	580	679
Long-term debt (Note 16)		
Profertil joint venture – non-recourse syndicated credit agreement	141	–
Other	621	507
	762	507
Other liabilities (Note 17)	127	120
Future income taxes (Note 6)	162	197
	1,631	1,503
SHAREHOLDERS' EQUITY		
Share capital (Note 18)		
Authorized: unlimited common shares and preferred securities		
Issued:		
Common shares: 2001 – 115 million (2000 – 115 million)	376	375
Preferred securities:		
8% Non-convertible 2001 – 7 million (2000 – 7 million)	171	171
6% Convertible 2001 – 2 million (2000 – 2 million)	50	50
Retained earnings	245	315
Cumulative translation adjustment	(99)	(43)
	743	868
Argentine Charges (Note 4)		
Commitments (Note 20)		
Contingencies (Note 21)		
Subsequent event (Note 25)		
	$ 2,374	$ 2,371

See accompanying notes.

Approved by the board:

Director *Director*

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notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in Note 24 and the pro forma information in Note 8, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year's presentation. The Corporation's significant accounting policies are summarized below:

Foreign Currency

The United States (U.S.) dollar is the unit of measurement for the majority of the Corporation's business transactions and accordingly, the Corporation adopted the U.S. dollar as its reporting currency. The Corporation's Canadian and South America Retail operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to the cumulative translation adjustment account that is part of shareholders' equity. The Corporation's Profertil joint venture interest is considered integrated and is translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statements of operations. Approximate exchange rates used in translation are as follows:

	2001	2000	1999
Period end			
U.S. dollar	**1.00**	1.00	1.00
Argentina peso	**1.70***	1.00	1.00
Canadian dollar	**1.59**	1.50	1.44
Period average			
U.S. dollar	**1.00**	1.00	1.00
Argentina peso	**1.00***	1.00	1.00
Canadian dollar	**1.55**	1.49	1.49

*See Note 4 – Argentine Charges

Consolidation

The consolidated financial statements include the assets, liabilities and results of the operations of the Corporation and all of its subsidiaries. The Corporation's Profertil joint venture interest is accounted for using the proportionate consolidation method, under which the Corporation's share of Profertil's revenues, expenses, assets and liabilities are included in the accounts. All intercompany transactions and balances are eliminated.

The cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired is recorded as goodwill and amortized on a straight-line basis over periods not exceeding 20 years. Management reviews the valuation and amortization of goodwill, comparing the forecasted undiscounted future cash flows of the related acquired business to the book value of the net acquired business. Goodwill is written down to fair value when declines in value are considered to be other than temporary.

Cash and Cash-Equivalents

Short-term investments with an original maturity of three months or less are considered to be cash-equivalents and are stated at their fair value.

Inventories

Wholesale inventories include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Inventory is valued at the lower of moving weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost or net realizable value, and include the cost of delivery to move the product to the respective farm centre.

Capital Assets

Capital assets are recorded at cost and include the cost of renewals and betterments. Cost is defined as expenditures incurred up to the commencement of commercial production. This includes external direct costs of material and services, internal costs for personnel working directly on the project, interest incurred during construction and net revenue less associated expenses earned on product sold prior to achieving commercial production levels.

notes to consolidated financial statements

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depletion of oil and gas properties is determined using the unit of production method based on the estimated proven reserve life. Depletion of other resource properties is based on engineering estimates. Depreciation is not provided on major additions until commencement of commercial operations.

Management reviews capital assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or estimated useful life of the asset. Impairment is considered to have occurred when the carrying value of the asset exceeds the forecasted undiscounted future cash flows, and any impairment is reflected in the statements of operations. Where the estimate of useful life changes, depreciation is adjusted prospectively to reflect the change in amortization period.

Management also reviews costs for future removal and site restoration on an ongoing basis. Provisions are charged against income when the cost of site restoration exceeds the salvage value of the asset. The charge against income is based on the remaining service life of the asset.

Other Assets
Other assets include long-term receivables, investments in associated corporations and intangible assets.

Investments in associated companies, where the Corporation has the ability to exercise significant influence, or is evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation's share of earnings is included in other income. Investments where the Corporation does not exercise significant influence and holds less than a 20 percent investment are accounted for using the cost method.

Intangibles include software costs, feasibility studies for investment projects and deferred financing costs, and are amortized on a straight-line basis over periods of three to five years except for deferred financing costs, which are amortized over the term of the associated debt instrument. Management reviews intangible assets on an ongoing basis to determine if the carrying value or estimated useful life of the intangible asset has been impaired. When the decline in the value is considered to be other than temporary, the intangible asset is written down to its recoverable amount in the period of the impairment.

Employee Future Benefits
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

Environmental Costs
The Corporation is affected by extensive environmental regulations relating to current operations and other discontinued mining operations. These regulations include requirements for future site decommissioning, restoration and reclamation.

Environmental expenditures which increase the life or efficiency of a facility, or which reduce or prevent future contamination, are capitalized. Remediation costs relating to existing conditions, which are likely and reasonably estimable, are recorded net of anticipated recoveries in a systematic manner over the estimated life of the underlying assets. Expenditures are considered likely and reasonably estimable if required under existing legislation or regulatory assessment, or if a plan of remediation has been completed and accepted.

Environmental expenditures relating to litigation, claims or assessments arising under regulations in effect which are not reasonably estimable due to uncertainty of outcome, timing and the nature of the work to be performed are considered contingent liabilities.

Future Income Taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or be settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Stock Based Compensation
The Corporation has a stock option plan, which is described in Note 19. It is the Corporation's policy to issue stock options at the market price on the last business day prior to the date of granting the option, and no compensation expense is recorded. Any consideration received on exercise of the stock options is recorded as share capital.

Revenue Recognition
For wholesale operations, revenue is recognized when the product is delivered to the customer at the plant, warehouse or terminal site or when the risks and rewards of ownership are otherwise transferred to the customer. For retail operations, revenue is recognized when a customer purchases and takes delivery of the product or service. Transportation costs are recovered from the customer through product or service pricing.

Financial Instruments
The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in cash flows related to natural gas supply and foreign exchange. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold. For these cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the expected timing in the cash flows is similar.

The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in the fair value of long-term debt due to fluctuations in interest rates. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized as an adjustment to interest expense in the same period as the hedged transaction. For these fair value hedges, effectiveness is achieved if the changes in the fair value of the derivative substantially offset the changes in the fair value of the long-term debt.

Unrealized gains and losses on contracts that are designated as hedges and calculated to be effective are not recognized on the consolidated balance sheet. If a derivative that qualified as a hedge is settled early or de-designated, the gain or loss at that date will be recognized when the gain or loss on the hedged transaction is recognized. Any premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Facility Turnaround Costs
Costs incurred during the temporary shutdown of a production facility for periodic scheduled maintenance are charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets.

Idle Facility Costs
Costs incurred when a facility is shut down due to market conditions or a facility failure are charged to other expenses.

2. CHANGES IN ACCOUNTING POLICY AND ACCOUNTING DEVELOPMENTS
The following table outlines the changes made to Canadian GAAP by the Canadian Institute of Chartered Accountants (CICA) that affect the 1999-2001 and future reporting periods:

Section and effective date	Description of change	Effect on the Corporation
Section 3461 **Employee future benefits** January 1, 2000	This standard requires the recognition of expenses relating to any obligation to provide certain benefits to retired employees.	The Corporation retroactively adopted the provisions of this section, effective January 1, 2000, resulting in restatement of prior year cost of product sold, selling, general and administrative expenses, income taxes, other liabilities, future income taxes and retained earnings. As a result of this change net earnings in 1999 decreased $2-million.
Section 3500 **Earnings per share** January 1, 2001	The new standard requires the treasury stock method for calculating diluted earnings per share. Under this method all options with an average share price less than or equal to the average share price during the period are considered outstanding. All convertible securities are converted at the average share price during the period or the share price referenced on the conversion within the issuance. This method no longer requires the calculation of supplementary fully diluted earnings per share.	In 2001, the Corporation retroactively adopted this new accounting standard with restatement of all previous periods. This new standard resulted in diluted earnings per share of $0.62 and $0.46 for 2000 and 1999, respectively. This compares to fully diluted earnings per share of $0.63 for 2000 and $0.46 for 1999, as previously reported.

notes to consolidated financial statements

Section and effective date	Description of change	Effect on the Corporation
Section 1581 **Business combinations** July 1, 2001	This standard allows only the purchase method of accounting for business combinations. It also requires the specific identification and allocation of the purchase price to intangible assets and goodwill, separately. This section is to be applied prospectively.	The Corporation adopted this section prospectively July 1, 2001.
Section 3062 **Goodwill and other intangible assets** January 1, 2002	This new standard requires intangibles to be separated into finite or indefinite life assets. Finite life intangibles are amortized over their useful lives with an annual review of the amortization method and useful life. Indefinite life intangibles and goodwill are not amortized and are tested for impairment annually. The annual impairment test is a two part test which compares the carrying amount of the reporting unit to the fair value. If the carrying amount exceeds the fair value, the goodwill or indefinite life intangible is written down to fair value with a charge to earnings. This section is to be applied prospectively starting with fiscal years beginning on or after January 1, 2002. Transitional provisions require that previously reported earnings and earnings per share calculations are recalculated and then reconciled to the amounts previously disclosed.	The Corporation will adopt this section beginning January 1, 2002 and will discontinue amortizing goodwill. If this standard had been in effect for the periods from 1999 to 2001, net earnings would have been $64, $84 and $(43), respectively. Basic earnings per share would have been $0.49, $0.67 and $(0.47), respectively. This reflects approximately $4-million annually in before tax goodwill amortization which would not have been recorded.
Section 3870 **Stock-based compensation** January 1, 2002	The new section requires that stock based compensation to employees be measured and recognized based on the fair value of the equity instruments. For awards to employees that settle in cash, compensation cost should reflect the difference between the market price and the value price specified in the award.	The Corporation has retroactively adopted this section as of December 31, 2001. In Note 19, the pro forma net earnings and pro forma earnings per share amounts calculated by the fair value based method are disclosed.
Accounting Guideline 13 **Hedging relationships** July 1, 2002	This accounting guideline sets forth the criteria required for a derivative instrument to qualify as a hedging instrument. Included in the recommendations are the requirements for the Corporation to put in place formal documentation which identifies management's strategy and objective of the transaction and outlines how the Corporation will test the effectiveness of the hedged item in relation to the instrument.	The Corporation adopted FAS 133 in the U.S. beginning January 1, 2001 that has similar requirements to this accounting guideline and as such the Corporation is already in compliance with this guidance.

3. OTHER EXPENSES (INCOME)

	2001	2000	1999
North America Wholesale			
Potash resource taxes	**$ 12**	$ 10	$ 2
Capital and other taxes	**4**	4	4
Idle facility costs	**15**	–	–
Environmental provisions	**5**	3	3
Interest income	**(1)**	(6)	(3)
Inventory write offs	**–**	–	5
	35	11	11
North America Retail			
Interest income	**(16)**	(16)	(12)
Realty and state taxes	**4**	4	4
Provision for doubtful accounts	**5**	6	5
	(7)	(6)	(3)
South America Wholesale	**4**	1	(1)
South America Retail	**3**	1	(2)
Other			
Environmental provisions	**3**	2	2
Restructuring charges	**–**	–	11
Other	**10**	15	2
	13	17	15
	$ 48	$ 24	$ 20

4. ARGENTINE CHARGES

On January 6, 2002, the Government of Argentina cancelled the long-standing convertibility law of one Argentina peso for one U.S. dollar. In its place, the Government created a "commercial peso", to be exchanged at 1.40 pesos for one U.S. dollar, and a "free floating peso". Subsequently, the government announced that the commercial peso would be used only to convert U.S. dollar bank deposits and all remaining transactions and balances would be based on a free-floating system. The Government also passed legislation referred to as the "contract index law", which resulted in an initial payment on a one U.S. dollar equals one peso basis for all U.S. dollar denominated monetary balances including working capital items.

The conditions which caused these events to occur in January 2002 existed at the December 31, 2001 balance sheet date and the financial results for the December 31, 2001 period have been adjusted accordingly. At December 31, 2001 the Corporation has translated the monetary items of its South America Retail and Profertil Joint Venture operations at a rate of 1.70 pesos to one U.S. dollar. This rate was established on January 11, 2002, which was the first day of trading for the free-floating peso in relation to the U.S. dollar.

The impact of this translation for the Corporation's South America Wholesale operations was a $20-million unrealized foreign exchange loss recorded against net earnings. For the Corporation's South America Retail operations the impact was a $23-million foreign currency charge to the cumulative translation adjustment account, a component of shareholders' equity.

The Corporation has also recorded a charge of $29-million against net earnings at December 31, 2001, made up primarily of accounts receivable in South America Retail. This reflects the estimated impact of the contract index law legislating conversion of all U.S. dollar debts to pesos on a one to one basis, representing forced conversion of a portion of the Corporation's U.S. dollar assets in Argentina.

5. SEGMENTATION

The Corporation's activities are divided geographically and then by functional area into five reportable segments. The four operating segments are North America Wholesale, North America Retail, South America Wholesale and South America Retail. Wholesale comprises the production and sales of the four primary nutrients: nitrogen, phosphate, potash and sulphur. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. The fifth non-operating segment is Other, which includes corporate overhead and inter-segment eliminations. Net sales between segments and countries are accounted for at prices which approximate fair market value and are eliminated on consolidation.

Segmented Net Sales, Expenses, Net Working Capital, Capital Assets, Assets and Capital Expenditures

	2001					
	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 1,086	$ 831	$ 63	$ 83	$ –	$ 2,063
- internal customers	74	–	8	–	(82)	–
Total net sales	1,160	831	71	83	(82)	2,063
Cost of product	931	574	43	58	(84)	1,522
Gross profit	229	257	28	25	2	541
Expenses:						
Selling, general and administrative	34	193	7	16	22	272
Depreciation, depletion and amortization	96	20	13	5	7	141
Other (income) expense – net	35	(7)	4	3	13	48
Argentine Charges - Peso devaluation	–	–	20	–	–	20
- U.S. dollar forced conversion	–	–	2	27	–	29
Earnings (losses) before interest expense and income taxes	$ 64	$ 51	$ (18)	$ (26)	$ (40)	$ 31
Net working capital	$ 267	$ 37	$ (30)	$ 45	$ (196)	$ 123
Capital assets	$ 1,087	$ 106	$ 262	$ 15	$ 24	$ 1,494
Total assets	$ 1,625	$ 316	$ 346	$ 73	$ 14	$ 2,374
Capital expenditures	$ 126	$ 14	$ 18	$ 3	$ 3	$ 164

notes to consolidated financial statements

	2000					
	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 982	$ 815	$ 7	$ 69	$ –	$ 1,873
- internal customers	63	–	5	–	(68)	–
Total net sales	1,045	815	12	69	(68)	1,873
Cost of product	767	568	10	50	(69)	1,326
Gross profit	278	247	2	19	1	547
Expenses:						
Selling, general and administrative	30	186	4	14	19	253
Depreciation, depletion and amortization	71	20	1	5	10	107
Other (income) expense – net	11	(6)	1	1	17	24
Earnings (loss) before interest expense and income taxes	$ 166	$ 47	$ (4)	$ (1)	$ (45)	$ 163
Net working capital	$ 205	$ 81	$ (144)	$ 73	$ (206)	$ 9
Capital assets	$ 1,061	$ 112	$ 256	$ 27	$ 28	$ 1,484
Total assets	$ 1,557	$ 340	$ 328	$ 120	$ 26	$ 2,371
Capital expenditures	$ 94	$ 17	$ 62	$ 1	$ 5	$ 179

	1999					
	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 828	$ 794	$ 34	$ 60	$ –	$ 1,716
- internal customers	59	–	–	–	(59)	–
Total net sales	887	794	34	60	(59)	1,716
Cost of product	656	556	28	48	(61)	1,227
Gross profit	231	238	6	12	2	489
Expenses:						
Selling, general and administrative	36	176	6	14	13	245
Depreciation, depletion and amortization	56	22	–	7	8	93
Other (income) expense – net	11	(3)	(1)	(2)	15	20
Earnings (loss) before interest expense and income taxes	$ 128	$ 43	$ 1	$ (7)	$ (34)	$ 131
Net working capital	$ 299	$ 41	$ (169)	$ 63	$ (60)	$ 174
Capital assets	$ 779	$ 116	$ 195	$ 31	$ 28	$ 1,149
Total assets	$ 1,233	$ 299	$ 257	$ 126	$ 44	$ 1,959
Capital expenditures	$ 80	$ 18	$ 132	$ 1	$ 3	$ 234

Net Sales and Gross Profit by Business Segment and Product Line

	2001			2000			1999		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
North America Wholesale									
Nitrogen									
Ammonia	$ 323	$ 239	$ 84	$ 246	$ 173	$ 73	$ 165	$ 133	$ 32
Urea	304	253	51	299	216	83	200	155	45
Other	150	135	15	92	76	16	57	46	11
	777	627	150	637	465	172	422	334	88
Phosphate	179	173	6	196	177	19	255	195	60
Potash	138	80	58	151	81	70	145	80	65
Sulphate and other products	66	51	15	61	44	17	65	47	18
	1,160	931	229	1,045	767	278	887	656	231
North America Retail									
Fertilizers	386	278	108	352	254	98	357	257	100
Chemicals	336	245	91	358	267	91	345	260	85
Other products and services	109	51	58	105	47	58	92	39	53
	831	574	257	815	568	247	794	556	238
South America Wholesale									
Nitrogen	68	41	27	–	–	–	–	–	–
Other products and services	3	2	1	12	10	2	34	28	6
	71	43	28	12	10	2	34	28	6
South America Retail									
Fertilizers	57	38	19	47	32	15	46	34	12
Other products and services	26	20	6	22	18	4	14	14	–
	83	58	25	69	50	19	60	48	12
Other	(82)	(84)	2	(68)	(69)	1	(59)	(61)	2
Total	$ 2,063	$ 1,522	$ 541	$ 1,873	$ 1,326	$ 547	$ 1,716	$ 1,227	$ 489

Net Sales by Market Destination and Assets by Country

	2001			2000			1999		
	Net sales	Capital assets	Goodwill	Net sales	Capital assets	Goodwill	Net sales	Capital assets	Goodwill
Canada	$ 383	$ 545	$ –	$ 423	$ 586	$ –	$ 383	$ 606	$ –
United States	1,385	673	45	1,249	615	49	1,167	317	52
Argentina	121	276	–	76	283	–	94	226	–
Other	174	–	–	125	–	–	72	–	–
	$ 2,063	$ 1,494	$ 45	$ 1,873	$ 1,484	$ 49	$ 1,716	$ 1,149	$ 52

notes to consolidated financial statements

6. INCOME TAXES

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2001	2000
Loss carryforwards expiring through 2008	**$ 36**	$ 20
Site restoration and reclamation	**30**	29
Financial reserves and accruals	**13**	6
Employee future benefits	**12**	8
Debt retirement and other financing	**5**	9
Other	**3**	–
Future income tax assets before valuation allowance	**99**	72
Valuation allowance	**(1)**	(7)
Future income tax assets, net of valuation allowance	**98**	65
Depreciation and amortization	**228**	207
Deferred income	**13**	42
Other	**19**	13
Future income tax liabilities	**260**	262
Net future income tax liabilities	**$ 162**	$ 197

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rate of 44 percent (2000 – 45 percent; 1999 – 45 percent) were the following:

	2001	2000	1999
Earnings (loss) before income tax:			
Canadian	**$ (22)**	$ 48	$ 20
Foreign	**(21)**	78	74
	$ (43)	$ 126	$ 94
Statutory rate	**44%**	45%	45%
Income tax at statutory rates	**(19)**	57	42
Differences in foreign tax rates	**(10)**	(15)	(10)
Manufacturing and processing allowance	**5**	(2)	1
Argentine Charges	**22**	–	–
Resource royalties and allowances	**4**	3	(1)
Other	**–**	1	–
Income tax provision	**$ 2**	$ 44	$ 32
Current:			
Canadian	**$ 26**	$ (5)	$ 35
Foreign	**2**	14	25
	28	9	60
Future:			
Canadian	**(33)**	27	(28)
Foreign	**7**	8	–
	(26)	35	(28)
	$ 2	$ 44	$ 32

7. EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per share:

	2001	2000	1999
		Restated (Note 2)	Restated (Note 2)
NUMERATOR:			
Net earnings (loss)	$ (45)	$ 82	$ 62
Preferred securities charges net of tax [a]	(12)	(9)	(8)
Numerator for basic earnings (loss) per share	(57)	73	54
Preferred securities charges net of tax [a]	-	9	8
Numerator for diluted earnings (loss) per share	$ (57)	$ 82	$ 62
DENOMINATOR:			
Weighted average denominator for basic common shares	115	112	113
Dilutive instruments:			
Stock options using the treasury stock method	-	1	-
Preferred securities converted to common shares			
$175-million, eight percent [b],[c]	-	18	20
$50-million, six percent [b],[d]	-	1	-
Denominator for diluted earnings per share	115	132	133
Basic earnings (loss) per share	$ (0.49)	$ 0.65	$ 0.47
Diluted earnings (loss) per share	$ (0.49)	$ 0.62	$ 0.46

(a) Preferred securities charges net of tax

Under Canadian GAAP the preferred securities (Note 18) are considered senior equity instruments, and the preferred securities charges that are charged to retained earnings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share. For diluted earnings (loss) per share, these preferred securities charges are added back when the senior equity instrument is not anti-dilutive to basic earnings (loss) per share.

(b) Anti-dilution

The Corporation excludes potential common share equivalents from the calculation of diluted earnings (loss) per share when these instruments are considered anti-dilutive.

(c) $175-million, eight percent preferred securities

The conversion of this series of preferred securities is based on the average trading price of the Corporation's common shares during the period.

(d) $50-million, six percent preferred securities

This series of preferred securities is converted to common shares at the fixed conversion price of $11.9677 per common share.

8. ACQUISITION

Effective September 30, 2000, the Corporation acquired from Union Oil Company of California (Unocal) ammonia and urea production facilities in Alaska and certain nitrogen-based production and distribution assets in Washington, Oregon and California. The consideration was approximately $321-million and was settled by issuing to Unocal $50-million principal amount of six percent convertible preferred securities, due September 30, 2030, which are convertible at the discretion of the holder into the Corporation's common shares at a conversion price of $11.9677 per common share, 2.6 million of the Corporation's common shares, valued at $25-million, and the remainder of $246-million in cash was provided through the Corporation's existing cash resources and short-term borrowings. In addition, the Corporation granted to Unocal a right to receive an "Earn-out" payment pursuant to which Unocal is entitled to receive, for each of the six years following the closing of the acquisition, a payment equal to 35 percent of the amount by which certain industry-recognized price commodity indices for ammonia and urea exceed certain forecasted prices for such commodities based on production capacity volumes of the Alaska production facilities acquired from Unocal.

Concurrent with the purchase from Unocal, the Corporation sold certain storage assets purchased from Unocal for proceeds of approximately $16-million. The net acquisition has been accounted for under the purchase method of accounting, with the net assets acquired and liabilities assumed included in the balance sheet as at September 30, 2000, and results from operations included in the Corporation's financial statements from that date.

notes to consolidated financial statements

The purchase price was allocated to the assets acquired less liabilities assumed, based on the estimated fair value as follows:

Current assets	$ 99
Current liabilities	(23)
Working capital	76
Tangible capital assets	286
Environmental and decommissioning provisions	(41)
Consideration paid to Unocal	$ 321
Transaction expenses	10
Disposition of non-core assets	(16)
Total net assets	$ 315

Payments under the Earn-out arrangement are capitalized as part of the capital assets and are amortized over the remaining life of the assets. As at December 31, 2001, an additional $19-million was accrued in respect of Earn-out amounts payable in 2002.

The following unaudited pro forma financial information combines the consolidated results of operations of the Corporation and Unocal as if the acquisition had occurred on January 1, 2000. This pro forma financial information does not necessarily reflect the results of operations, as they would have been if the Corporation had purchased Unocal during such periods, and is not necessarily indicative of results that may be obtained in the future.

	2000
Net revenues	$ 2,143
Net earnings in accordance with Canadian GAAP	86
Basic earnings per share in accordance with Canadian GAAP	$ 0.67
Net earnings in accordance with U.S. GAAP	74
Basic earnings per share in accordance with U.S. GAAP	$ 0.66

9. ACCOUNTS RECEIVABLE

	2001	2000
North America Wholesale		
Trade accounts	**$ 102**	$ 122
Allowance for doubtful accounts	**(1)**	(1)
Rebates and other non-trade accounts	**20**	5
	121	126
North America Retail		
Trade accounts	**41**	69
Allowance for doubtful accounts	**(7)**	(7)
Rebates and other non-trade accounts	**14**	12
	48	74
South America Wholesale	**9**	11
South America Retail		
Trade accounts	**46**	64
Allowance for doubtful accounts	**(8)**	(6)
	38	58
Other	**2**	6
	$ 218	$ 275

A subsidiary of the Corporation has entered into an agreement with a financial institution to sell, on an ongoing basis, an undivided percentage interest in a designated pool of North American receivables, on a non-recourse basis, in an amount not to exceed $125-million. The fees and expenses for this program are calculated based on the prevailing commercial paper rate. On an ongoing basis, certain of the Corporation's U.S. subsidiaries sell their accounts receivable balances net of allowances to this subsidiary and, in turn, this subsidiary sells an eligible amount of those receivables to the designated financial institution.

In December 2000, this program was increased from $75-million in North America Retail receivables to $125-million, including both North America Retail and North America Wholesale receivables. Receivables sold, and fees and expenses incurred, on this program were as follows:

	2001	2000
North America Wholesale receivables sold	$ 21	$ 35
North America Retail receivables sold	83	56
	$ 104	$ 91
Average North America Wholesale receivables sold during the year	$ 30	$ 3
Average North America Retail receivables sold during the year	68	61
	$ 98	$ 64
Fees and expenses paid	$ 4	$ 4

10. INVENTORIES

	2001	2000
North America Wholesale		
Fertilizers	$ 172	$ 123
Operating supplies	70	76
Raw materials	26	24
	268	223
North America Retail		
Fertilizers	51	54
Chemicals	63	49
Other	7	7
	121	110
South America Wholesale	6	2
South America Retail	5	12
	$ 400	$ 347

Wholesale — Fertilizers include the Corporation's produced product as well as work in process. Operating supplies include catalysts used in the wholesale production process, materials used for maintenance and repairs and other supplies. Raw materials consist primarily of phosphate rock, which has been mined but not used in the production process. Inventories include storage and transportation costs to move the product from production facilities to storage locations.

Retail — The cost of fertilizer, seed and chemical inventories represents the purchase price plus transportation to the farm centre.

11. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Land	$ 28	$ –	$ 28	$ 37	$ –	$ 37
Buildings and improvements	303	119	184	462	110	352
Building under capital lease	15	2	13	15	1	14
Machinery and equipment	2,004	790	1,214	1,459	722	737
Resource properties	39	18	21	39	16	23
Construction in progress	34	–	34	321	–	321
	$ 2,423	$ 929	$ 1,494	$ 2,333	$ 849	$ 1,484

Included in capital assets is interest capitalized during 2001 of $1-million (2000 – $20-million; 1999 – $16-million).

notes to consolidated financial statements

12. OTHER ASSETS

	2001	2000
South America value-added tax and other costs	$ 73	$ 86
Receivable under environmental indemnity agreements	11	12
Long-term receivables	20	26
Long-term investments	13	11
Other	15	15
	$ 132	$ 150

The long-term portions of value-added taxes are related to the investment in South America Retail and the Corporation's share of the Profertil joint venture. Value-added taxes are accumulated on the balance sheet, as costs are incurred and are recovered against future taxes payable.

13. GOODWILL

	2001	2000
Cost	$ 67	$ 67
Accumulated amortization	22	18
	$ 45	$ 49

Included in depreciation, depletion and amortization in the statement of operations for 2001 is amortization of goodwill of $4-million (2000 – $3-million; 1999 – $4-million).

14. BANK INDEBTEDNESS

	2001	2000
Short-term financing [a]	$ –	$ 163
$300-million credit facility [b]	186	–
$75-million credit facility [c]	20	–
Profertil joint venture [d]	5	145
	$ 211	$ 308

The weighted average interest rate for bank indebtedness in 2001 was 5 percent (2000 – 8 percent; 1999 – 7 percent).

(a) Short-term financing

The Corporation's $200-million short-term financing facility, which was used to purchase the Unocal assets, was repaid and terminated in May 2001. Agrium U.S. Inc., a subsidiary of the Corporation, guaranteed this facility. Interest rates on the facility were the London interbank offered rate (LIBOR) or a base rate established by the bank plus variable spreads, at the election of the Corporation.

(b) Agrium Inc.

The Corporation entered into a $300-million, 364-day syndicated revolving credit facility in May 2001. This facility contains a 2.5-year term-out provision exercisable at the Corporation's option. Under this option the Corporation can convert the facility into a term lending arrangement after one year. Agrium U.S. Inc., a subsidiary of the Corporation, guarantees this facility. Interest rates are at either the LIBOR plus a spread, bankers' acceptance rate plus a spread or a base rate established by the bank plus variable spreads, at the election of the Corporation. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

This facility replaces the unsecured four-year term facility of $100-million and the C$35-million or $25-million demand operating facility previously in place. Interest rates on the $100-million term facility were the LIBOR or a base rate established by the bank plus variable spreads, at the election of the Corporation. Interest rates on the demand operating facility were based on the prevailing bankers' acceptance rate plus a spread, or at commercial rates plus a commission.

The Corporation also has a commercial paper borrowing facility of C$150-million, or its equivalent in U.S. dollars. This facility bears interest at prevailing market rates. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

(c) Agrium U.S. Inc.

The Corporation's wholly owned subsidiary, Agrium U.S. Inc., has a base revolving credit facility of up to $75-million, which expires December 4, 2004. This facility is guaranteed by the Corporation and requires the Corporation to maintain certain financial ratios and to comply with other covenants.

d) Profertil joint venture

In 1999, Profertil completed a bridge financing of up to $285-million, which was repaid with proceeds from the syndicated 10-year term credit agreement (Note 16(e)) in March 2001. The Corporation's share of amounts outstanding under the bridge facility was $143-million at December 31, 2000.

Profertil utilizes limited short-term borrowings from local financial institutions at prevailing interest rates to fund working capital requirements. The Corporation's share of amounts outstanding was $5-million at December 31, 2001 (2000 – $2-million).

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
North America Wholesale		
Trade	$ 55	$ 40
Customer rebates	11	10
Accrued liabilities	112	92
Deferred hedging gains (Note 22)	–	75
	178	217
North America Retail		
Trade	98	86
Accrued liabilities	29	26
	127	112
South America Wholesale	11	11
South America Retail	7	7
Other		
Accrued interest payable	13	10
Dividends payable	6	6
Accrued liabilities	7	7
	26	23
	$ 349	$ 370

16. LONG-TERM DEBT

	2001	2000
Unsecured		
6.86% senior notes due December 29, 2003 to 2007 (a)	$ 75	$ 75
7.06% senior notes due December 29, 2004 to 2010 (b)	100	100
7% notes due February 1, 2004 (c)	75	75
7.7% debentures due February 1, 2017 (c)	100	100
7.8% debentures due February 1, 2027 (c)	125	125
8.25% debentures due February 15, 2011 (c)	125	–
Secured		
Capital lease obligation (d)	14	15
Profertil joint venture – non-recourse (e)	145	–
Profertil joint venture – other (f)	8	16
Other	2	2
	769	508
Principal repayments due within one year	7	1
	$ 762	$ 507

(a) The notes have five equal annual principal repayments commencing December 29, 2003. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and meet other covenants.

(b) The notes have seven equal annual principal repayments commencing December 29, 2004. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and meet other covenants.

(c) These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

notes to consolidated financial statements

(d) *The capital lease obligation is comprised of the corporate head office building lease (Note 11), which is denominated in* Canadian dollars, bears interest at seven percent and expires in March 2019. Total payments, including principal and interest, to be paid over the remainder of the lease are $25-million, of which $11-million represents interest. Annual payments in each of the next five years are included in Note 20.

(e) In 2000, Profertil S.A. entered into a syndicated credit agreement, the majority of which was drawn in March 2001, to repay the $285-million bridge financing facility that expired in March 2001. The Corporation's share of amounts outstanding under the Credit Agreement at December 31, 2001 is $145-million, of which $4-million is repayable within one year. The facility available at December 31, 2001 under the credit agreement is broken into tranches of $85-million, $74-million, and $134-million. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $134-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 20 semi-annual installments commencing June of 2001. The facility matures December 31, 2010.

This facility became non-recourse to the joint venture partners once completion guarantees on the facility had been released on November 30, 2001. The Corporation has pledged its shares in the joint venture to the bank as security in the event of default. The joint venture partners have also entered into an agreement which limits the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

(f) The Profertil joint venture – other financing is primarily comprised of a peso-denominated value-added tax loan that has a four-year repayment term with monthly interest plus principal repayments. Interest is calculated at prevailing market rates. The loan is secured by long-term value-added taxes (Note 12).

17. OTHER LIABILITIES

	2001	2000
Site restoration and reclamation[a]	$ 90	$ 89
Employee future benefits[b]		
Pensions	10	5
Other post-retirement benefits	23	23
Other	4	3
	$ 127	$ 120

(a) Site restoration and reclamation

The Corporation has recorded provisions for restoration and reclamation at various sites based on estimated expenditures where existing conditions allow these costs to be reasonably estimable. During 2001, the Corporation accrued $8-million (2000 – $46-million; 1999 – $5-million) for anticipated future expenditures.

Expenditures relating to restoration and reclamation were $3-million in 2001 (2000 – $5-million) and were expensed or charged against provisions recorded in previous years.

(b) Employee future benefits

The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are both contributory and non-contributory with regard to participants. The majority of employees are members of the defined contribution pension plan. The Corporation also maintains certain contributory health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either years of service and compensation or a rated amount for each year of service. The employee future benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs. Employee future benefit costs for current service are charged to earnings in the year incurred. The liability for past service is charged to earnings over the remaining service lives of the employees.

The Corporation has additional defined benefit and defined contribution retirement income plans for senior management, which are non-contributory and provide a supplementary pension benefit. The plans are provided for by annual charges to earnings sufficient to meet the projected benefit obligations.

The components of net employee future benefits expense for the Corporation's defined benefit plans are computed actuarially as follows:

	2001	2000	1999
Defined benefit plan			
Service cost for benefits earned during the year	$ 3	$ 3	$ 3
Interest cost on projected benefit obligations	6	5	4
Expected return on plan assets	(5)	(5)	(5)
Net amortization and deferral	–	1	1
Net expense	4	4	3
Post-retirement plans			
Service cost for benefits earned during the year	1	1	1
Interest cost on projected benefit obligations	2	2	2
Net expense	3	3	3
Defined contribution plans	7	7	6
Total expense	$ 14	$ 14	$ 12

Significant actuarial assumptions used in calculating the net pension expense for the Corporation's defined benefit plans were as follows:

(percent)	2001	2000	1999
Pension plans			
Discount rate	7	7	8
Long-term rate of return on assets	8	8	8
Rate of increase in compensation levels	5	5	5
Other post-retirement plans			
Discount rate	7	7	7
Health care cost trend rate	8	8	9

If the health care cost trend rate was increased or decreased by one percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased or decreased by $2-million respectively.

notes to consolidated financial statements

The changes in accumulated benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefits are outlined as follows:

	Pension plans		Post-retirement benefit plans	
	2001	2000	**2001**	2000
Change in benefit obligations				
Balance, beginning of year	**$ 81**	$ 77	**$ 23**	$ 21
Foreign exchange on Canadian obligations	**(4)**	–	**–**	–
Interest and service cost	**9**	8	**3**	3
Acquisitions	**–**	3	**–**	–
Actuarial loss (gain)	**5**	(3)	**(2)**	(1)
Transfer from CAI Retirement Plan [a]	**10**	–	**–**	–
Benefits paid	**(5)**	(4)	**(1)**	–
Balance, end of year	**$ 96**	$ 81	**$ 23**	$ 23
Change in plan assets				
Fair value, beginning of year	**$ 78**	$ 73	**$ –**	$ –
Foreign exchange on Canadian assets	**(3)**	–	**–**	–
Actual return on plan assets	**(6)**	6	**–**	–
Employer contributions	**2**	5	**–**	–
Transfer from CAI Retirement Plan [a]	**10**	–	**–**	–
Benefits paid	**(5)**	(6)	**–**	–
Fair value, end of year	**$ 76**	$ 78	**$ –**	$ –
Unfunded status	**20**	3	**23**	23
Unrecognized net (loss) gain	**(12)**	2	**–**	–
Accrued employee future benefits	**$ 8**	$ 5	**$ 23**	$ 23
Other assets – prepaid employee future benefits	**$ (2)**	$ –	**$ –**	$ –
Other liabilities – employee future benefits liability	**10**	5	**23**	23
	$ 8	$ 5	**$ 23**	$ 23

(a) The assets and liabilities attributable to benefits accrued prior to May 1, 1993, under the Cominco American Incorporated Plan (CAI) were transferred to the Corporation in 2001. These assets and liabilities were part of the spin-off of the fertilizer assets that formed the initial public offering to create the Corporation in 1993.

The plans' assets consist primarily of corporate equities, corporate and government bonds and debentures and cash.

18. SHARE CAPITAL

	2001		2000		1999	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
(millions)						
Common shares						
Issued and outstanding, beginning of year	**115**	**$ 375**	112	$ 347	115	$ 359
Repurchased for cash	**–**	**–**	–	–	(3)	(12)
Issued on exercise of stock options	**–**	**1**	–	3	–	–
Issued on purchase of Unocal assets	**–**	**–**	3	25	–	–
Outstanding, end of year	**115**	**$ 376**	115	$ 375	112	$ 347
Preferred securities						
Issued and outstanding, beginning of year, net of issuance costs	**9**	**$ 221**	7	$ 171	7	$ 171
Issued on purchase of Unocal assets	**–**	**–**	2	50	–	–
Outstanding, end of year	**9**	**$ 221**	9	$ 221	7	$ 171
Total	**124**	**$ 597**	124	$ 596	119	$ 518